# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MESOBLAST LTD, CIK 0001345099
CUSIP: 590717104
Title of class of securities: Ordinary Shares / American Depositary Receipts
Address of issuer's principal executive offices: Level 38, 55 Collins Street, Melbourne, Australia (C3), 3000
Date of event which requires filing of this statement: 03/06/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-23-037853
Filed by CIK 0001977041

## Reporting persons
- George, Gregory: type of reporting person: individual (IN); citizenship or place of organization: Bahamas (C5); does not affirm membership in a group (box b); sole voting power 138,723,887; shared voting power 149,798,292; sole dispositive power 138,723,887; shared dispositive power 149,798,292; aggregate amount beneficially owned 288,522,256 (22.36% of the class)
- JAMES GEORGE: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 8,000,000; sole dispositive power 0; shared dispositive power 8,000,000; aggregate amount beneficially owned 8,000,000 (0.62% of the class)
- GRANT GEORGE: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,000,000; sole dispositive power 0; shared dispositive power 6,000,000; aggregate amount beneficially owned 6,000,000 (0.47% of the class)
- G to the Fourth Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); sole voting power 0; shared voting power 135,798,292; sole dispositive power 0; shared dispositive power 135,798,292; aggregate amount beneficially owned 135,798,292 (10.52% of the class)

## Item 1. Issuer
Name of issuer: MESOBLAST LTD
Address of issuer's principal executive offices: Level 38, 55 Collins Street, Melbourne 3000, Australia

## Item 2. Person Filing
Name of person filing: Gregory George, James George, Grant George and G to the Fourth Investments, LLC (the "Reporting Persons")
Address of principal business office or, if none, residence:
Gregory George
371 Channelside Walkway
PH 1702, Tampa
Florida, 33602

G to the Fourth Investments, LLC
831 Laca Street
Dayton
Nevada, 89403

James George
371 Channelside Walkway
PH 1702, Tampa
Florida, 33602

Grant George
371 Channelside Walkway
PH 1702, Tampa
Florida, 33602
Citizenship:
Gregory George is a citizen of the Bahamas.

James George and Grant George are U.S. citizens.

G to the Fourth Investments, LLC, is organized in Nevada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of ordinary shares as represented by American Depositary Receipts by the Reporting Persons as of March 6, 2026, based upon 1,290,302,187 ordinary shares of the issuer outstanding as of March 6, 2025.

Gregory George is the sole beneficial owner of 138,723,887 ordinary shares, which include 10,430,602 ordinary shares underlying warrants and 128,293,285 ordinary shares held in the form of American Depositary Receipts ("ADRs").

Gregory George is a manager of G to the Fourth Investments, LLC and has discretionary authority to vote and dispose of 135,798,292 ordinary shares held by G to the Fourth Investments, LLC. Gregory George may be deemed to be the beneficial owner of these shares.

Gregory George has discretionary authority to vote and dispose of 8,000,000 ordinary shares held in the form of ADRs by his son James George. Gregory George may be deemed to be the beneficial owner of these shares.

Gregory George has discretionary authority to vote and dispose of 6,000,000 ordinary shares held in the form of ADRs by his son Grant George. Gregory George may be deemed to be the beneficial owner of these shares.
Percent of class:
Gregory George 22.36%

James George 0.62%

Grant George 0.47%

G to the Fourth Investments, LLC 10.52%
Sole power to vote or to direct the vote:
Gregory George 138,723,887

James George 0.0

Grant George 0.0

G to the Fourth Investments, LLC 0.0
Shared power to vote or to direct the vote:
Gregory George 149,798,292

James George 8,000,000

Grant George 6,000,000

G to the Fourth Investments, LLC 135,798,292
Sole power to dispose or to direct the disposition:
Gregory George 138,723,887

James George 0

Grant George 0

G to the Fourth Investments, LLC 0
Shared power to dispose or to direct the disposition:
Gregory George 149,798,292

James George 8,000,000

Grant George 6,000,000

G to the Fourth Investments, LLC 135,798,292

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- George, Gregory: /s/ Gregory George, Gregory George (03/11/2026)
- JAMES GEORGE: /s/ James George, James George (03/11/2026)
- GRANT GEORGE: /s/ Grant George, Grant George (03/11/2026)
- G to the Fourth Investments, LLC: /s/ Gregory George, Gregory George, Manager (03/11/2026)